SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ___________________

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ____________)*

                                STYLECLICK, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   86422L 10 2
                                 (CUSIP Number)

                                 Joyce Freedman
                               Styleclick.com Inc.
                            3861 Sepulveda Boulevard
                          Culver City, California 90230
                                 (310) 751-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 86422L 10 2                 SCHEDULE 13D
----------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                       Joyce Freedman
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    (b)
                                                                  ----   ----
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                                                       Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                 ----
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER*
BENEFICIALLY OWNED BY           606,519
EACH REPORTING PERSON
         WITH           --------------------------------------------------------
                          8     SHARED VOTING POWER**
                                1,449,182
                        --------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER*
                                606,519
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER**
                                1,449,182
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,055,701
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                           ----
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

          25.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

     * Consists of 369,292 shares held by Joyce Freedman as her separate property and with respect to which she does not share voting or investment power with her husband, Lee Freedman, and 237,227 shares which may be purchased by Joyce Freedman pursuant to currently exercisable stock options. The response to
Item 3 of this statement on Schedule 13D is incorporated by reference herein.


     ** Consists of 1,136,955 shares held jointly by Joyce Freedman and Lee Freedman, as to which shares they share voting and investment power, 237,227 shares which may be purchased by Joyce Freedman pursuant to currently exercisable stock options and 75,000 shares which may be purchased by Lee Freedman pursuant to currently exercisable stock options. The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

     *** Based on 7,912,568 shares of Class A Common Stock outstanding on July 27, 2000 (and 312,227 shares which may be purchased by Joyce Freedman or Lee Freedman pursuant to currently exercisable stock options). The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

----------------------
CUSIP No. 86422L 10 2                 SCHEDULE 13D
----------------------
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lee Freedman
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    (b)
                                                                  ----    ----
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                ----
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

--------------------------------------------------------------------------------
NUMBER    OF    SHARES     7   SOLE VOTING POWER****
BENEFICIALLY  OWNED BY          214,952
EACH REPORTING  PERSON
WITH                    --------------------------------------------------------

                           8    SHARED VOTING POWER*****
                                1,449,182
                        --------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER****
                                214,952
                        --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER*****
                                1,449,182
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,664,134
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                           ----
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)******

          20.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

**** Consists of 139,952 shares held by Lee Freedman as his separate property and with respect to which he does not share voting or investment power with his wife, Joyce Freedman, and 75,000 shares which may be purchased by Lee Freedman pursuant to currently exercisable stock options. The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

***** Consists of 1,136,955 shares held jointly by Joyce Freedman and Lee Freedman, as to which shares they share voting and investment power, 237,227 shares which may be purchased by Joyce Freedman pursuant to currently exercisable stock options and 75,000 shares which may be purchased by Lee Freedman pursuant to currently exercisable stock options. The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

****** Based on 7,912,568 shares of Class A Common Stock outstanding on July 27, 2000 (and 312,227 shares which may be purchased by Joyce Freedman or Lee Freedman pursuant to currently exercisable stock options). The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

Item 1  Security And Issuer

     This Statement relates to Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Styleclick, Inc., a Delaware corporation ("Styleclick"), and options to purchase Class A Common Stock. Styleclick's principal executive offices are located at 3861 Sepulveda Boulevard, Culver City, CA 90230.

Item 2   Identity and Background

     This statement is being filed jointly by Joyce Freedman and Lee Freedman, as individuals, each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons," pursuant to the Joint Filing Agreement dated August 7, 2000, a copy of which is attached hereto as Exhibit 1.

Name/Citizenship   Present Residence Address       Present Principal Occupation
----------------   -----------------------------   ----------------------------
Joyce Freedman     11823 Bellagio Road              Independent Investor
United States      Los Angeles, California 90049

Lee Freedman       11823 Bellagio Road              Independent Investor
United States      Los Angeles, California 90049

     During the last five years neither of the Reporting Persons has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

Item 3   Source and Amount of Consideration

     No funds or other consideration were used by Reporting Persons to purchase any securities.

     Reporting Persons file this Schedule to report their beneficial ownership of Class A Common Stock of Styleclick, which they received in connection with the merger of Styleclick.com Inc. with an affiliate of Styleclick, although such Class A Common Stock owned by Reporting Persons provides them no right to exercise any control of Styleclick and Reporting Persons have no right or ability to exercise any control of Styleclick. Shares of Class A Common Stock of Styleclick, of which 7,912,568 shares were outstanding on July 27, 2000, are entitled to one vote per share. Shares of Class B Common Stock of Styleclick, Inc., of which approximately 31,000,000 were outstanding on July 27, 2000, are entitled to 10 votes per share and are convertible at any time at the option of the holders into shares of Class A Common Stock.

Item 4   Purpose of Transaction

     The response to Item 3 of this statement on Schedule 13D is incorporated by reference herein.

     Neither of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5   Interest in Securities of the Issuer

     (a) The responses of the Reporting Persons to Row (7) through (13) of the cover page of this statement on Schedule 13D, including the explanations to any asterisked items therein, are incorporated herein by reference.

     (b) The responses of the Reporting Persons to Row (7) through (13) of the cover page of this statement on Schedule 13D, including the explanations to asterisked items, are incorporated herein by reference.

     (c) Neither of the Reporting Persons has effected any transaction in the Common Stock of Styleclick during the past 60 days, other than the transaction herein reported.

     (d) Not applicable.

     (e) Not applicable.

Item 6 Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

     The Reporting Persons have entered into a Stockholders Agreement, dated as of July 27, 2000, with USA Networks, Inc., USANi Sub LLC and certain other stockholders of Styleclick, pursuant to which each of the parties agree to vote the shares of Styleclick Common Stock held by such party for certain nominees to the Styleclick Board of Directors and agree to certain transfer restrictions on the shares of Styleclick Common Stock held by such party. Neither of the Reporting Persons have the right to vote or dispose of such shares and, accordingly, disclaim any beneficial ownership of such shares.

     To the best of each of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Styleclick.

Item 7   Material to be filed as Exhibits

Exhibit 1 The Joint Filing Agreement dated August 7, 2000 among Joyce Freedman and Lee Freedman.

Exhibit 2.   Stockholders  Agreement,  dated  as of July  27,  2000,  among
             USA Networks, Inc., USANi Sub LLC and the other stockholders named therein.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 7, 2000

                                                By:    /s/ Joyce Freedman
                                                   -----------------------------
                                                   Joyce Freedman, an individual


                                                By:    /s/ Lee Freedman
                                                   -----------------------------
                                                   Lee Freedman, an individual